FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey To
香港中環士
Tel: 2526 2186 • Fa

08004069

Our Ref.: S/7911/94 LTO/kk

23 May 2008

SEC Mail Processing Section
JUL 28 2008
Washington, DC
105

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 22 May 2008 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
AUG 04 2008
THOMSON REUTERS

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

7/31

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

FINANCIAL AND OPERATIONAL REVIEW 2008 FIRST QUARTER

This announcement is made by China Resources Enterprise, Limited ("the Company") on a voluntary basis in pursuit of a higher standard of corporate governance and in promoting the Company's transparency. The Company currently intends to continue to publish the quarterly financial and operational review in the future. The financial and operational review for the 2008 first quarter was not audited and was prepared in accordance with accounting principles generally accepted in Hong Kong.

The directors of the Company are pleased to present the following unaudited financial and operational information for the first quarter ended 31 March 2008.

FINANCIAL HIGHLIGHTS

Three months ended 31 March	**2008 (Unaudited)** ***HK$ million***	2007 (Unaudited) *HK$ million*
Turnover		
– continuing operations	**15,870**	12,037
– discontinued operation[1]	**-**	5,416
	15,870	17,453
Profit attributable to shareholders of the Company		
– continuing operations	**639**	621
– discontinued operation[1]	**-**	119
	639	740
Basic earning per share[2]		
– continuing operations	**HK$0.27**	HK$0.26
– discontinued operation[1]	**-**	HK$0.05
	HK$0.27	HK$0.31
	At 31 March 2008 (Unaudited) ***HK$ million***	At 31 December 2007 (Audited) *HK$ million*
Equity attributable to shareholders of the Company	**24,133**	22,871
Minority interests	**8,738**	7,293
Total equity	**32,871**	30,164
Consolidated net borrowings	**3,874**	4,004
Gearing ratio[3]	**11.8%**	13.3%
Net assets per share (book value):	**HK$10.1**	HK$9.59

Notes:

1. The Company completed the disposal of its petroleum and related products distribution operation at the end of June 2007. This operation is presented as discontinued operation according to the Hong Kong Financial Reporting Standard 5.
2. Diluted earnings per share for the three months ended 31 March 2008 and 2007 are HK$0.27 and HK$0.31 respectively. The 2007 amount includes diluted earnings per share for the discontinued operation of HK$0.05.
3. Gearing ratio represents the ratio of consolidated net borrowings to total equity.

ANALYSIS OF TURNOVER AND PROFIT

	Turnover		Profit Attributable to Shareholders ("PAS")		PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments (Note 1)	
	Three months ended 31 March		Three months ended 31 March		Three months ended 31 March	
	2008	2007	**2008**	2007	**2008**	2007
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)	**(Unaudited)**	(Unaudited)
	HK$ million	*HK$ million*	***HK$ million***	*HK$ million*	***HK$ million***	*HK$ million*
Core Businesses						
- Retail	**9,577**	6,995	**268**	168	**265**	168
- Beverage	**3,160**	2,300	**(19)**	(32)	**(19)**	(32)
- Food Processing and Distribution	**1,929**	1,641	**156**	108	**83**	108
- Textile	**1,191**	1,070	**28**	32	**28**	30
- Investment Property	**103**	90	**168**	296	**121**	55
Subtotal	**15,960**	12,096	**601**	572	**478**	329
Other Businesses						
- Petroleum and Related Products Distribution (discontinued operation)[2]	**–**	5,416	**–**	119	**–**	119
- Investments and Others	**–**	–	**90**	88	**90**	88
Subtotal	**–**	5,416	**90**	207	**90**	207
	15,960	17,512	**691**	779	**568**	536
Elimination of inter-segment transactions	**(90)**	(59)	**–**	–	**–**	–
Net corporate interest and expenses	**–**	–	**(52)**	(39)	**(52)**	(39)
Total	**15,870**	17,453	**639**	740	**516**	497

Notes:

1. For the analysis of PAS excluding the effect of investment property revaluation and major disposal of non-core assets/investments, the effect of the following transactions have been excluded in PAS of the respective division:

   a. Net valuation surplus of approximately HK$3 million (2007: Nil) arising mainly from industrial building held by the Retail division has been excluded from its results.

   b. Net gain on disposal of associates amounting to approximately HK$73 million (2007: Nil) has been excluded from the results of the Food Processing and Distribution division.

   c. Net valuation surplus of approximately HK$2 million arising mainly from industrial building held by the Textile division has been excluded from its 2007 results.

   d. Net valuation surplus of approximately HK$47 million (2007: HK$241 million) has been excluded from the results of the Investment Property division.

2. The disposal of the Group's 100% equity interest in Petroleum and Related Products Distribution business was completed at the end of June 2007.

PRINCIPAL ACCOUNTING POLICIES

Save as disclosed below, the accounting policies used in the preparation of the management accounts are consistent with those used in the annual financial statements for the year ended 31 December 2007.

In the current period, the Group has applied the new standards, amendments and interpretations (new "HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for accounting periods beginning on 1 January 2008.

The adoption of these new HKFRSs has had no material effect on the results or financial positions of the Group for the current and prior accounting periods. Accordingly, no prior period adjustments are required.

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

The Group's unaudited consolidated profit attributable to the Company's shareholders for the first quarter ended 31 March 2008 amounted to approximately HK$639 million. Excluding the after-tax effect of revaluation of investment properties and major disposals, the Group's underlying unaudited consolidated profit attributable to the Company's shareholders would have increased by 3.8% for the first quarter ended 31 March 2008 driven by the 45.3% growth of the core consumer-related businesses. The strong performance of core consumer-related businesses had compensated for the loss in profit contribution from the divested operation in petroleum and related products distribution.

The Group's unaudited consolidated turnover for the first quarter ended 31 March 2008 amounted to approximately HK$15,870 million, representing an increase of 31.8% excluding the turnover contribution of the discontinued operation in petroleum and related products distribution in the same quarter of 2007.

Retail

The Group's retail division mainly comprises three business segments: (1) supermarket and logistics; (2) brand-fashion distribution in the Chinese Mainland and (3) other retail stores operation.

The Group's retail division showed an encouraging improvement in its operating results for the first quarter of 2008, mainly contributed by sustained organic growth in the retail operation and the robust economy in both the Chinese Mainland and Hong Kong. Turnover and attributable profit for the quarter under review amounted to HK$9,577 million and HK$268 million respectively, representing an increase of 36.9% and 59.5% over the same quarter of 2007.

The mainland economy remained robust in the first quarter of 2008 with a 10.6% growth in GDP. Increase in disposable income continued to stimulate domestic consumption and drive up the level of retail sales. A 20.6% growth in total retail sales of consumer goods was recorded for the quarter under review. In addition, the consumer price index increased by 8.0%, mainly due to a

substantial increase in food prices. The Group's consumer businesses have thus benefited as a whole.

Supermarket and Logistics

The supermarket and logistics operation reported turnover and attributable profit for the first quarter of 2008 of HK$8,627 million and HK$187 million respectively, representing an increase of 36.3% and 43.8% over the same quarter of 2007.

As at the end of March 2008, the Group operated a total of approximately 2,400 stores in the Chinese Mainland and Hong Kong, of which approximately 52.3% were self-operated and the rest were franchised stores. The supermarkets are mainly operated under the brands of "華潤萬家 vanguard", "華潤蘇果 CHINA RESOURCES SUGUO" and "蘇果 SUGUO". Major store formats are hypermarket, superstore, supermarket and convenience store. Since the end of 2007, several convenience stores under the brand "Vango" have been opened in Shenzhen and Hong Kong. In terms of geographical contribution, Eastern and Central China, Southern China, Hong Kong and Northern China respectively accounted for 54.9%, 33.6%, 7.0% and 4.5% of the operation's turnover for the quarter under review.

The turnover for the quarter under review increased through remarkable same store growth and new store openings. Stock turnover has improved via enhancement of product mix, category and assortment management to cater for customer preferences as well as store and supply chain management, which in turn led to a notable increase in turnover. Overall same store growth for the quarter under review was 17.4%; in particular an 18.2% increase was achieved for the Chinese Mainland. In terms of geographical segment, Eastern and Central China, Southern China, Hong Kong and Northern China respectively recorded same store growth of 16.5%, 21.9%, 5.2% and 16.2%.

With adherence to the principal strategy of district dominance, the Group achieved economy of scale in operation, which coupled with better price negotiation with suppliers and stringent cost controls, have resulted in higher profitability. The consolidated earnings before interest, tax, depreciation and amortization ("EBITDA") for the first quarter of 2008 amounted to HK$449 million, representing a 40.8% growth over the same quarter of 2007. The EBITDA of the Chinese Mainland and Hong Kong operations were HK$378 million and HK$71 million respectively. In respect of some non-performing stores in Ningbo, Zhongshan, Jiangsu and Beijing, the Group continued to strengthen cost controls and carry out store reformatting in order to drive profitability.

In order to raise market presence in the regions, the Group will continue to enhance existing operation, open new stores in target districts and explore acquisition opportunities.

Brand-fashion Distribution

The brand-fashion distribution segment reported turnover and attributable profit for the first quarter of 2008 of HK$712 million and HK$53 million respectively, representing an increase of 49.0% and 130.4% over the same period of 2007.

For the quarter under review, the "Esprit" brand reported remarkable growth in turnover and attributable profit by active product promotions, store facelift and enhanced product design, together with improved operating efficiency and economies of scale. As at the end of March 2008, the "Esprit" brand distribution network expanded to over 920 self-operated and franchised stores in the Chinese Mainland. To promote higher brand recognition, a flagship store was opened in Shanghai in January 2008. Both self-operated stores and franchised stores achieved satisfactory results with the former recording a same store growth of 26.5% for the period under review. Moreover, the reduced loss incurred by certain ceased brands has improved the overall profitability.

Other Retail Stores

Other retail stores segments reported turnover and attributable profit for the first quarter of 2008 of HK$238 million and HK$28 million respectively, representing an increase of 25.9% and 86.7% over the same period of 2007. As at the end of March 2008, the Group's chain of retail stores mainly consisted of 5 Chinese Arts & Crafts 中藝 stores in Hong Kong and 40 CR Care 華潤堂 stores in Hong Kong and the Chinese Mainland.

Retail industry in Hong Kong was buoyant during the quarter under review. Improving consumer sentiment enhanced consumers' receptiveness to the premium perceived value and quality products. Increasing recognition of the Chinese Arts & Crafts 中藝 brand and revamped store displays led to an increase in sales of jewelry and arts and craft products, which continued to support the increases in turnover and profitability of Chinese Arts & Crafts 中藝 for the first quarter of 2008 with an overall same store growth of 36.7%. In addition, specialty jewelry stores were opened targeting the younger generation market.

Rising health awareness amongst the local community has increased the market demand of traditional Chinese medicine and health food. For the quarter under review, the increase in sales of certain premium products delivered strong contribution to the increases in turnover and operating margin of CR Care 華潤堂, which recorded a remarkable overall same store growth of 19.9%. Despite the cost pressure from escalating store rentals and labor costs, the CR Care 華潤堂 operation managed to record a substantial increase in profitability for the first quarter of 2008 because of margin improvement through effective stock management measures.

Beverage

The beverage division reported turnover of HK$3,160 million for the first quarter of 2008, representing an increase of 37.4% over the same period of 2007. Attributable loss for the first quarter of 2008 was HK$19 million, representing a decrease of 40.6% from the corresponding period in 2007.

Beer operation

The beer operation reported turnover of HK$2,890 million for the first quarter of 2008, representing an increase of 36.1% over the same period of 2007. Attributable loss was HK$32 million, representing a decrease of 8.6% from the corresponding period in 2007. The sales volume of beer for the quarter under review rose by 11.4% to approximately 1,300,000 kiloliters, including an organic growth of 2.8%. The sales volume of our national brand "SNOW" grew

30.0% as compared with the same period in 2007 to 1,071,000 kiloliters, which amounted to 82.4% of the total sales volume.

Certain parts of the Chinese Mainland, in particular the provinces such as Sichuan, Anhui and Zhejiang, were seriously affected by snowstorm early this year. Beer demand in these regions declined while electricity supply and transportation were also interrupted, and as a result sales volume growth in these regions inevitably slowed down. To cope with continuous pressure from rising raw material costs of barley and hops since the second half of 2007, the Group increased its beer selling prices during the quarter under review which was being gradually accepted by general consumers in the mainland. A lower-than-expected organic growth in sales volume was therefore recorded.

The attributable loss for the quarter under review was mainly due to the initial loss incurred by the new breweries. Apart from selling price adjustments to partially relieve cost pressure of the operation, effective stock management was also implemented to keep raw material costs under control. Coupled with enhancement in product mix through increased proportion of middle to premium beers, overall gross profit margin was slightly higher than that of the same period in last year.

As at the end of March 2008, the Group operated approximately 60 breweries in the Chinese Mainland with an annual production capacity of approximately 10 million kiloliters. The greenfield brewery in Beijing commenced production in April 2008, adding approximately 0.4 million kiloliters to production capacity. Capitalizing on the rapid economic development and the fast growing beer market in the Chinese Mainland, the Group continued to expand its production capacity through acquisition, investments in greenfield breweries and capacity upgrade of existing breweries. To further boost sales volume of different regions, the Group continued to explore and intensify the regional distribution network to cater for appropriate sales mix to meet customer preferences.

Certain breweries of the Group in Sichuan Province suffered stock loss and asset damages of various degrees in the recent devastating earthquake. Based on the Group's preliminary internal assessment, it is anticipated that there will only be minimal impact on our beverage production facilities in Sichuan Province and the total asset loss caused by the earthquake will not have any material impact on the Group's financial position. However, it is expected that the total market will probably take a certain period of time to recover. A number of our staff from breweries have joined in the rescue operation. The Group would like to express deepest condolences to families of our staff who have lost their lives in the disaster and heartfelt sympathy to those injured and would render necessary support and assistance to them.

Being the largest brewer in the Chinese Mainland, the Group will strengthen its geographical coverage, increase production capacity and enhance operational efficiency so as to capitalize on the growing market demand for beer.

Purified Water Operation

The purified water operation, with "C'estbon 怡寶" as its sole brand, reported turnover and attributable profit for the first quarter of 2008 of HK$270 million and HK$13 million respectively,

representing an increase of 53.4% and 333.3% over the same quarter of 2007. The sales volume of purified water for the quarter under review rose by 34.6% to approximately 280,600 kiloliters.

The substantial sales volume growth through active launch of promotional campaign mainly contributed to the increases in both turnover and attributable profit of the purified water operation for the first quarter of 2008, which was also boosted by the growth of the packaged water market in the Chinese Mainland. The increase in the Group's equity interest in the purified water business from 51% to 100% in May 2007 also partially explained the increase in attributable profit of the operation for the quarter under review.

Capitalizing on the favorable market demand opportunity, Phase I of the production line of a new factory in Jiangmen commenced production during the quarter under review. Phase II of the production line is also expected to commence production by the end of the second quarter in 2008. Together with the other two existing factories in Guangdong Province and a factory in Sichuan Province, the Group's production capacity of purified water will be substantially enlarged.

Looking forward, to strengthen its competitive advantage, the Group will be prudently expanding into new markets, undertaking merger and acquisition and upgrading its production capacity to maintain its growth in market share.

Food Processing and Distribution

The food processing and distribution division reported turnover and attributable profit for the first quarter of 2008 of HK$1,929 million and HK$156 million respectively, representing an increase of 17.6% and 44.4% over the same period of 2007. Excluding the disposal gain of certain equity interests in non-core investments in the year, attributable profit of the division for the first quarter of 2008 would have decreased by 23.1%, mainly affected by the performance of livestock distribution business.

The supply of mainland livestock was temporarily affected by transportation difficulties during the mainland snowstorm early this year. Together with the appreciation of Renminbi, pig import prices continued to increase during the quarter under review. Coupled with rising competition in the Hong Kong live pig market that reduced sales quantity and gross margin, livestock distribution business reported lower attributable profit for the first quarter of the year. The division will continue to adjust its distribution strategies to mitigate the impact of open up of live pig market on the profitability of the foodstuff distribution operation. On the other hand, through securing supply and marketing of new products, promotion of "Ng Fung" brand recognition as well as expansion in the mainland market, frozen food, aquatic products and other assorted foodstuff distribution achieved satisfactory growth in both turnover and attributable profit for the quarter under review.

Supported by its competitive edge in sourcing, slaughtering and fresh meat production, the division accelerated its investments in the mainland meat processing business targeting the major cities. Apart from the Shenzhen and Shanghai operations that reported satisfactory results for the quarter under review, the recently acquired Hangzhou and Sichuan meat processing operations also had initial profit contribution in the first quarter of the year. The other assorted foodstuff distribution businesses in the Chinese Mainland, including Hangzhou NF Refrigerated Food (杭州五豐冷食) and Yangzhou NF Fuchun (揚州五豐富春) operations also reported satisfactory

growth in profitability for the quarter under review The Group will continue to capture investment opportunities in the branded food distribution in the Chinese Mainland in the foreseeable future.

The marine fishing and aquatic products processing operation reported notable growth in turnover for the quarter under review, which was mainly contributed by the approximate 34% increase in sales volume. However, overall gross margin of the operation was adversely affected by the record high fuel prices for the quarter under review. Nevertheless, regular on-site review of fishing fleet fuel utilization and cost saving measures were still implemented to closely monitor the increasing production costs in order to weather the impact of rising oil prices.

Textile

Turnover and attributable profit of the textile division for the first quarter of 2008 were HK$1,191 million and HK$28 million respectively, representing an increase of 11.3% and a decrease of 12.5% from the same period of 2007. Excluding the after-tax effect of revaluation of investment properties, attributable profit of the division for the first quarter of 2008 decreased by 6.7%.

Enhancement in sales mix boosted by the export sales of high-end products, namely nylon and high-end yarns, and the translation effect from Renminbi appreciation contributed to the turnover growth of the division. However, rising labor cost and other production costs, such as direct materials and utilities, as well as the negative impact of the snowstorm early this year have affected the profitability of the division. In addition, increasing borrowing costs resulted from the tightened monetary policy in the mainland also contributed to the reduction in attributable profit of the division for the quarter under review.

Moving forward, high labor costs and rising requirements for environmental protection will continue to impact the textile industry in the Chinese Mainland. To enhance our competence under the increasingly competitive operating environment, the division's focus on technology upgrade and product mix rationalization by increasing the proportion of quality high-end products will remain unchanged.

Investment Property

The investment property division, which mainly comprises retail property rental segment, reported turnover for the first quarter of 2008 of HK$103 million, representing an increase of 14.4% over the same quarter in 2007. Attributable profit for the first quarter in 2008 amounted to HK$168 million. Excluding the after-tax revaluation surplus with an amount of approximately HK$47 million (First quarter of 2007: approximately HK$241 million), attributable profit of the division for the first quarter of 2008 increased by 120.0%.

Despite recent volatility of the stock market, retail rentals continued to edge up during the quarter under review. Given the robust economy and the growing number of visitor arrivals, the increase in local and tourist spending sustained an upward trend for retail sales, which drove up retail rentals.

Our retail properties located at Tsimshatsui and Causeway Bay maintained their full occupancy rates throughout the quarter under review. JD Mall, the newly redeveloped multi-storey retail property at Jordan enjoyed steady occupancy level in the first quarter of 2008, provided further growth impetus to the Group's retail property segment. In addition, the decrease in deferred tax liabilities resulted from the reduction in Hong Kong profits tax rate also contributed to the increase in profitability of the division for the quarter under review.

Backed by the operating expertise in retail properties in Hong Kong, our property division has started its shopping mall operation in the Chinese Mainland and part of its space is for our supermarket use. Both shopping malls at Jiangmen and Kaiping recorded satisfactory occupancy rates.

Investments and Others

Attributable profit for first quarter of 2008 amounted to HK$90 million (First quarter of 2007: HK$88 million).

Container Terminal

The Group has a 10% interest in HIT Investments Limited and Hutchison Ports Yantian Investments Limited. The Hong Kong and Yantian deepwater port operations continued to maintain a stable profit performance for the quarter under review.

FINANCIAL REVIEW

Capital and Funding

As at 31 March 2008, the Group's consolidated cash and bank balance amounted to HK$9,644 million. The Group's borrowings as at 31 March 2008 were HK$13,518 million with HK$5,670 million repayable within 1 year, HK$7,813 million repayable after 1 year but within 5 years and HK$35 million repayable after 5 years. Committed borrowing facilities available to the Group, but not drawn as at 31 March 2008 amounted to approximately HK$1,300 million.

On the basis of the Group's net borrowings relative to the shareholders' funds and minority interests, the Group's gearing was approximately at 11.8% as at 31 March 2008 (31 December 2007: 13.3%).

The Group's principal assets, liabilities, revenue and payments are denominated in Hong Kong dollars, Renminbi and US dollars. As at 31 March 2008, 26.5% of the Group's cash deposit balances was held in Hong Kong dollars, 62.0% in Renminbi and 10.5% in US dollars; whereas 50.3% of the Group's borrowings was denominated in Hong Kong dollars and 39.9% in Renminbi with 5.8% in US dollars.

Pledge of Assets

As at 31 March 2008, assets with a carrying value of HK$248 million (31 December 2007: HK$248 million) were pledged for total borrowings of HK$269 million (31 December 2007: HK$272 million).

Contingent Liabilities

The Group did not have any material contingent liabilities as at 31 March 2008.

CAUTION STATEMENT

The Board wishes to remind investors that the above financial data are based on the Company's internal records and management accounts. The above financial data for the first quarter of 2008 have not been reviewed or audited by the auditors. Shareholders of the Company and potential investors should exercise caution when dealing in shares of the Company.

By order of the Board
CHEN SHULIN
Managing Director

Hong Kong, 22 May 2008

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting, Mr. Li Fuzuo and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Dr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END